ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 February 2003

03007504

03 MAR 12 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
5 March 2003 ASX Announcement & Media Release - Confirmation of Issue and Top 20
5 March 2003 ASX Announcement & Media Release – Activity Update

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/18

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 March 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

CONFIRMATION OF ISSUE AND TOP 20

The company has today allotted 20 million shares and 20 million attaching July 2005 options pursuant to the Prospectus dated 7 February 2003. Holding statements have been mailed to allottees.

Details of the Top 20 July 2005 Option holders are attached.

For further information please contact:

Michael Evans
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

FIRST AUSTRALIAN RESOURCES LIMITED TOP SPREAD REPORT OP ID: AT DATE: 04/03/2003

PAGE: 1

A C N : 009 117 293

CLASS: 6 FAROA OPTIONS

SPREAD OF HOLDINGS	NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1 - 1,000	0	0	0.000 %
1,001 - 5,000	0	0	0.000 %
5,001 - 10,000	0	0	0.000 %
10,001 - 100,000	102	5,898,000	29.490 %
100,001 - 99999999999	52	14,102,000	70.510 %
TOTAL	154	20,000,000	100.000 %

LOCALITY ANALYSIS

OVERSEAS	4	1,040,000	5.200 %
1 - 999	0	0	0.000 %
1000 - 1999	4	250,000	1.250 %
2000 - 2999	56	6,384,000	31.920 %
3000 - 3999	24	3,346,000	16.730 %
4000 - 4999	27	4,682,000	23.410 %
5000 - 5999	2	290,000	1.450 %
6000 - 6999	33	3,746,000	18.730 %
7000 - 7999	3	150,000	0.750 %
8000 - 8999	0	0	0.000 %
9000 - 9999	1	112,000	0.560 %
TOTAL	154	20,000,000	100.000 %

<------------------ CURRENT STATUS ------------------>

RANK	*---S H A R E H O L D E R---*	Total Units	% Issue Capital
1	DOUGLAS FINANCIAL CONSULTANTS PTY LTD	800,000	4.000
2	BERNE NO 132 NOMINEES PTY LTD <SABINE HARRIS A/C>	560,000	2.800
3	MR PETER ALFRED TERNES	560,000	2.800
4	COMMODITY TRADERS NZ LIMITED	560,000	2.800
5	LAWRENCES MOTORS PTY LTD	560,000	2.800
6	PIAT CORP PTY LTD	560,000	2.800
7	INTERSUISSE (NOMINEES) PTY LIMITED	560,000	2.800
8	BRUCE BIRNIE PTY LTD	560,000	2.800
9	YELRIF INVESTMENTS PTY LIMITED	500,000	2.500
10	MR NEIL JOHN MALLOY <MALLOY SUPER FUND ACCOUNT>	400,000	2.000
11	MR MICHAEL CASSIDY & MRS JULIE ELIZABETH CASSIDY	400,000	2.000
12	HOI CONSTRUCTIONS PTY LTD	400,000	2.000
13	PURE NOMINEES PTY LTD <THE FROG INVESTMENT FUND AC>	400,000	2.000
14	MR P GRENVILLE SCHOCH	380,000	1.900
15	STADJOY PTY LTD	350,000	1.750
16	MR HERMANN GEORGE HAMBURGER	310,784	1.553
17	FARRER PTY LTD <FARRER SUPER FUND A/C>	308,000	1.540
18	MR WILLIAM HENRY HERNSTADT	300,000	1.500
19	MR RAYMOND WILLIAM PRUSER	300,000	1.500
20	MR DAVID JOHN MASSEY	280,000	1.400
	TOTAL	9,048,784	45.243

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

5 March 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

GULF COAST OF USA

RAINOSEK-3, LAVACCA COUNTY, TEXAS (FAR 20%)

After slight delays caused by icy conditions, site works to install tank battery and pump facilities on the Rainosek 3 well located in Lavacca County, Texas, have resumed. Two 300 barrel steel tanks and one 210 barrel fibreglass tank have been installed with line heater, 2 phase separator and heater treater. Production start up scheduled for March 2003.

As reported earlier, the Middle Wilcox interval from 7,834 to 7,844 feet tested oil at the rate 240 barrels per day with associated solution gas on a 22/64 inch choke at a flowing tubing pressure of 950 psi. The well was then choked back to an 8/64 inch choke and tested at the rate of 140 barrels per day with an increase in flowing tubing pressure to 1,250 psi.

Following completion of the Rainosek-3 well, FAR is scheduled to participate in a completion of the 9800 Midcox interval in the Rainosek-1 well and the 5800 Wilcox interval in the Evans-1 well, both existing wells in the Rainosek field. FAR has a 20 percent interest in all three wells and associated production facilities.

WALSER #1-30 WELL, HEMPHILL COUNTY, TEXAS (FAR 7.5%)

A workover rig is currently on location performing a completion of the Granite Wash formation in the Walser #1-30 well, located in Hemphill County, Texas. The Granite Wash interval has been perforated and will be fracture stimulated mid next week. Subject to a successful completion the well will then be turned to sales immediately due to existing production infrastructure.

Original log data in the Walser #1-30 well indicated the presence of 74 feet of potential net pay in reservoir quality sands in the Granite Wash. The Granite Wash completion offers a low risk rapid payback with typical wells coming on stream at around 1 million cubic feet of gas per day. Current spot prices for gas in Texas exceed US$7.00 per thousand cubic feet.

FAR was an original participant in the drilling of the Walser #1-30 well during 1997 along with a series of other wells targeting the deeper Morrow reservoirs. In the past, the Granite Wash formation has been viewed by the industry as a secondary or bail out zone, however improved engineering and robust gas prices have seen the Granite Wash play emerge as a primary play in its own right.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The proposal to complete the Granite Wash Section was circulated by Jetta Operating Company of Fort Worth Texas, an operating company with a strong engineering focus on this type of completion. Jetta has foreshadowed that, subject to a successful completion of the Walser well, further proposals are likely over leases in which FAR has an interest.

FAR has a 7.5 percent working interest in the Walser well, production facilities and 320 acre unit. FAR has indicated its consent to increase this interest up to a maximum of 15 percent should a further interest become available.

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

The operator, Rio Bravo Exploration & Production Company, has advised that a farm-in partner, Hilcorp Energy Company, of Houston, Texas, has been secured to contribute toward drilling of the Terry Ewing No 2 well. Hilcorp has existing operations and will assume operatorship of the Clear Branch Field as soon as documentation is complete. Whilst the timing of such activity has not yet been determined, FAR intends to participate in any future activity at its current working interest level.

The initial discovery well, the Terry Ewing No.1, was drilled during the third quarter of 2000, and discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the leases around the wellbore.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au